Exhibit 99.2

Scorpio Tankers Inc. Announces An Agreement to Collaborate With Carbon Ridge on the Development of Onboard Carbon Capture

MONACO, March 28, 2022 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announces that the Company has entered into a Memorandum of Understanding (“the Agreement”) with Carbon Ridge LLC (“Carbon Ridge”) to collaborate on the development of onboard carbon capture for maritime vessels. Carbon Ridge is a US-based startup working to commercialize existing gas separation technology without the need for large structural modifications. The Agreement addresses the collaboration for detailed front-end engineering, design, and validation process with a small-scale test unit onboard one of the Company’s vessels.

Emanuele A. Lauro, Chairman and Chief Executive Officer of Scorpio Tankers, commented, “We are pleased to partner with Carbon Ridge and assist in their efforts to reduce the carbon footprint of maritime transportation. In light of the myriad questions regarding alternative fuels, we feel that onboard carbon capture presents a viable path to decarbonization for large segments of our industry.”

Chase Dwyer, Chief Executive Officer of Carbon Ridge, added, “With a recent push towards well-to-wake accounting for emissions, truly low-carbon alternative fuels will be in limited supply for the foreseeable future. We believe carbon capture will provide the most cost-effective solution to meet IMO decarbonization targets for the benefit of all stakeholders. We value Scorpio Tankers as our anchor customer and look to their decades-long operational and technical experience to strengthen our product offerings.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 124 product tankers (42 LR2 tankers, 6 LR1 tankers, 62 MR tankers and 14 Handymax tankers) with an average age of 6.2 years. The Company has recently entered into agreements to sell 10 of these vessels (six LR1s, two MRs, and two LR2s), which are expected to close before the end of the third quarter of 2022. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

About Carbon Ridge LLC

Carbon Ridge is a developer of modular carbon capture and storage technology for the maritime industry. Carbon Ridge is based in the United States and is a portfolio company of Rusheen Capital Management, LLC, a private equity firm focused on carbon capture and utilization, low-carbon energy, and water sustainability. Further information on Carbon Ridge may be found at www.carbonridge.net.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com